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                                                                     EXHIBIT 4.6
                                    [LOGO]

July 1, 1995

Mr. Joel Magerman,
Executive Vice President
JF ADMINISTRATIVE CORP.
477 Madison Avenue
New York, NY 10022

Dear Joel:

     This letter sets forth the terms and conditions of the engagement by NTN Communications, Inc. ("NTN") of JF Administrative Corp., a Delaware corporation ("Consultant") pursuant to which Consultant will consult with and assist NTN with respect to certain financial matters and NTN will provide certain considerations to Consultant, all as more particularly set forth below.

Services Provided By Consultant
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     During the Term of Engagement (as hereinafter defined), Consultant agrees to consult with and advise NTN and use its best efforts in attempting to arrange financing for NTN and/or its subsidiary companies. Such financing may take the form of any one or more of equity placements, debt placements, or other appropriate financial transactions which result in NTN receiving funds to be used in connection with its business activities on a basis that is acceptable to NTN. Consultant will advise NTN regarding selection of, as well as arrangements with, investment bankers, broker-dealers, other financial institutions or other investors through which such types of financing might be obtained for NTN, and will also use reasonable efforts to attempt to locate investors to provide such types of financing on terms acceptable to NTN, provided, however, that NTN understands that any recommendations Consultant may make concerning financing matters shall not be construed as an assurance that, if such recommendations are implemented by NTN, such recommendations will prove to be successful.

                       [LOGO OF NTN COMMUNICATIONS, INC.]

                                  The Campus
                              5966 La Place Court
                        Carlsbad, California 92008-8830
                     (619) 438-7400  -  Fax (619) 438-7470

                                                                          [LOGO]

Mr. Joel Magerman
July 1, 1995
Page 2


     NTN shall pay Consultant an initial consulting fee of $120,000 with the first payment of $10,000 due upon signing of this agreement and the balance due in monthly installments of $10,000 due on the first day of each month. NTN shall also reimburse Consultant for the reasonable out-of-pocket expenses incurred by it with NTN's prior approval in the course of providing such services. As consideration for arranging financing, Consultant or its designees, will receive, for each tranche of $100,000 in net proceeds generated, warrants to purchase 5,000 shares of NTN at a price per share equivalent to the prevailing market price of NTN shares at the time of such subsequent financing.

Term of Engagement
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     The words "Term of Engagement" mean the period commencing on July 1, 1995 and ending on June 30, 1996, provided that the Term of Engagement shall continue thereafter as long as Consultant or financial sources introduced by Consultant are providing financing for NTN. After December 31, 1995, should Consultant, or financial sources introduced by Consultant, no longer be providing financing, either Consultant or NTN may give written notice to the other of its election to terminate this letter agreement, in which case the Term of Engagement shall terminate immediately upon notice being given.

Indemnification
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     NTN agrees to defend, indemnify and hold harmless Consultant and each of the officers, directors and shareholders of Consultant (collectively, "Indemnitees"), against any claim, suit, action, judgment, damages or other liability imposed upon or incurred by any of them where any of the foregoing arise, directly or indirectly, from or in connection with any of Consultant's activities hereunder. The foregoing shall not be construed to require NTN to defend, hold harmless or indemnify any Indemnitee in respect of any matters arising from the gross negligence or willful misconduct of that Indemnitee.


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                                                                          [LOGO]

Mr. Joel Magerman
July 1, 1995
Page 3


Miscellaneous
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This letter agreement sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and may not be amended except by written consent of the other party. This letter agreement shall be governed by and construed in accordance with the laws of the state of New York applicable for contracts under, and to be performed therein, without giving effect to the principles of conflicts of interest.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed duly given to NTN when delivered in person to an officer of NTN or to Consultant when delivered in person to an officer of the Consultant, or on the third business day after being mailed by registered or certified mail, return receipt requested, postage prepaid or on the date transmitted by facsimile transmission at the addresses set forth above (or to such other address as shall have furnished by like notice).

     Please execute a counterpart of this letter in the designated space below, and return the same to the undersigned, at which time it shall become a binding agreement between us. We look forward to a mutually beneficial relationship.

                                       Sincerely,

                                       NTN COMMUNICATIONS, INC.


                                       By: /s/ RONALD E. HOGAN
                                           ----------------------------
                                               Ronald E. Hogan,
                                               Senior Vice President
                                               Chief Financial Officer

ACCEPTED AND AGREED:

JF ADMINISTRATIVE CORP.

By: /s/ JOEL MAGERMAN
    -----------------------------
        Joel Magerman
        Executive Vice President